IAMGOLD REPORTS POSITIVE RESULTS FROM ITS 2019
DRILLING PROGRAM AT MONSTER LAKE, QUEBEC

Toronto, Ontario, July 23, 2019 – IAMGOLD Corporation (“IAMGOLD” or the “Company”) today announced assay results from the 2019 winter drilling program completed at its Monster Lake joint venture project (IAMGOLD Corporation: 50%, TomaGold Corporation: 50%), located 50 kilometres southwest of Chibougamau, Quebec, Canada. The Company is reporting the final assay results from 16 drill holes, totaling 5,270 metres, completed as part of the 2019 exploration program.

The assay results are provided in Table 1 below and include the following highlights: (A drill hole plan map and longitudinal sections are attached to this news release.)

Annie Shear Zone system:

•	Drill hole ML19-244: 0.8 metres grading 357.0 g/t Au
•	Drill hole ML19-248: 6.8 metres grading 3.85 g/t Au
o	Includes: 1.67 metres grading 6.43 g/t Au

•	Drill hole ML19-249: 0.5 metres grading 133.0 g/t Au

Big Mama Shear Zone area:

•	Drill hole ML19-245: 13.0 metres grading 2.27 g/t Au
o	Includes: 1.39 metres grading 6.45 g/t Au
o	Includes: 1.47 metres grading 7.65 g/t Au

The Monster Lake joint venture project hosts an NI 43-101 compliant resource, effective as at February 26, 2018, comprising 1,109,700 tonnes of inferred resources averaging 12.14 grams of gold per tonne for 433,300 ounces of contained gold assuming an underground mining scenario (see news releases dated March 28, 2018 and February 19, 2019).

The objective of the 2019 drilling program was to test priority areas along the strike of the main structural corridor, hosting the 325-Megane zone, for additional zones of mineralization with potential to increase total mineral resources on the property. Three main target areas were tested along the Monster Lake Mineralized Corridor and included: the southern extensions of the 325-Megane and Lower Shear zones; the general area of the intersection of the Main Shear zone and the Big Mama Shear zone to the northeast of the 325-Megane zone; and the Annie Shear zone system also to the northeast along strike of the 325-Megance zone. All of the areas targeted in this program were best accessed during the winter when the ground is frozen.

Craig MacDougall, Senior Vice President, Exploration for IAMGOLD, stated: “This drilling program has yielded positive results from the Big Mama and Annie areas, which included the intersection of some local high grade intervals carrying visible gold. These positive results continue to demonstrate the potential for the discovery of additional mineralized shoots along the Monster Lake structural corridor. ”

Next Steps

These results will be incorporated into the structural and deposit model and used to guide the next drilling programs. Ongoing field activities for the summer season includes geological, geochemical and structural studies to support exploration targeting.

About the Monster Lake Project

The Monster Lake project is underlain by Archean volcanic rocks of the Obatogamau Formation and is traversed by an important deformation corridor and associated gold-bearing mineralized structures. Historical drilling and exploration by TomaGold Corporation (“TomaGold’) have identified a four-kilometre long structural corridor, along which most of the known gold occurrences discovered to date on the property are associated, including the 325-Megane Zone.

The Monster Lake Project is held under an earn-in option to joint venture agreement with TomaGold. The Company holds an undivided 50% interest in the property, and holds an option to earn a further 25% undivided interest, for a total 75% undivided interest in the Project, should it spend a total of C$10.0 million on the Project within a seven year period, beginning January 1, 2015. Should a development decision be made by the joint venture, or should the joint venture declare commercial production, TomaGold would be entitled to a further C$1.0 million payment. Under the terms of the option agreement, IAMGOLD continues to conduct exploration on the project with a view to increase its ownership to 75%.

On August 14, 2017, IAMGOLD subscribed for 27.7 million common shares of TomaGold from treasury representing 19.98% of the outstanding common shares of TomaGold. The common shares were purchased at a price of C$0.09 per common share, for an aggregate purchase price of C$2.5 million. Prior to the acquisition, IAMGOLD did not hold any common shares of TomaGold.

Technical Information and Quality Control Notes
The drilling results contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101").

The "Qualified Person" responsible for the supervision of the preparation and review of this information is Marie-France Bugnon, P. Geo., General Manager Exploration. Marie-France is considered a "Qualified Person" for the purposes of National Instrument 43-101 with respect to the technical information being reported on. The technical information has been included herein with the consent and prior review of the above noted Qualified Person. The Qualified person has verified the data disclosed, and data underlying the information or opinions contained herein.

The design of the drilling program and interpretation of results is under the control of IAMGOLD’s geological staff, including qualified persons employing strict protocols consistent with NI 43-101 and industry best practices. The sampling of, and assay data from, the drill core is monitored through the implementation of a quality assurance - quality control (QA-QC) program. Drill core (NQ size) is logged and samples are selected by the IAMGOLD geologists and sawn in half with a diamond saw at the project site. Half of the core is retained at the site for reference purposes. Sample intervals may vary from half a metre to one and a half metres in length depending on the geological observations.

Half-core samples are packaged and transported in sealed bags to ALS Minerals Laboratory (“ALS”) located in Val-d’Or, Québec. Samples are coarse crushed to a -10 mesh and then a 1,000 gram split is pulverized to 95% passing -150 mesh. ALS processes analytical pulps directly at their facilities located in Val-d’Or which is ISO / IEC 17025 certified by the Standards Council of Canada. Samples are analyzed using a standard fire assay with a 50 gram charge with an Atomic Absorption (AA) finish. For samples that return assay values over 5.0 grams per tonne, another pulp is taken and fire assayed with a gravimetric finish. Core samples showing visible gold or samples which have returned values greater than 10.0 grams per tonne are re-analyzed by pulp metallic analysis. IAMGOLD inserts blanks and certified reference standards in the sample sequence for quality control.

Forward Looking Statement

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “to earn”, “to have’, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company’s ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Indi Gopinathan, Investor Relations Lead, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Martin Dumont, Senior Analyst Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile’s website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/Home/default.aspx.

Table 1: Monster Lake Project Drilling Results - 2019 Drilling Program

Hole No.	UTM NAD83 Zone18			AZ	DIP	EOH	From	To	Interval	True Width (2)	Au (1) (3)	NOTE
	Easting	Northing	Elevation	(°)	(°)	(m)	(m)	(m)	(m)	(m)	(g/t)
ML-19-235	519,967	5,488,171	369.36	290	-60	343.0	215.00	215.70	0.70	0.54	1.25	Main Shear Zone
ML-19-236	519,903	5,488,130	368.96	295	-55	316.0	41.50	42.30	0.80	0.61	1.77	E-W Shear Zone
							146.00	149.20	3.20	2.45	1.03	Main Shear Zone
ML-19-237	520,066	5,488,047	372.27	285	-55	520.0	333.43	338.00	4.57	3.50	1.39	Main Shear Zone
ML-19-238	519,862	5,488,089	368.82	300	-50	241.0	211.55	212.55	1.00	0.77	1.84	Low er Shear Zone
ML-19-239	519,892	5,487,962	369.28	305	-45	301.0	168.30	173.25	4.95	3.79	1.26	Main Shear Zone
ML-19-240	519,797	5,488,794	371.46	310	-50	170.0	No significant results
ML-19-241	519,826	5,488,800	372.85	310	-50	224.0	No significant results
ML-19-242	519,878	5,488,830	373.46	310	-50	250.0	No significant results
ML-19-243	520,187	5,488,837	371.86	310	-60	356.0	128.00	132.50	4.50	2.58	1.88	Big Mama Shear Zone
ML-19-244	520,938	5,489,826	373.58	330	-60	409.0	182.20	183.00	0.80	0.51	357	Annie - Secondary Shear Zone
							245.30	246.00	0.70	0.45	2.77	Annie Shear Zone
							255.00	256.00	1.00	0.64	1.08
ML-19-245	520,202	5488856.43	371.96	320	-48	365.5	155.08	168.11	13.03	7.47	2.27	Big Mama Shear Zone
Including (3)							155.08	156.47	1.39	0.80	6.45
Including (3)							166.64	168.11	1.47	0.84	7.65
							219.40	221.35	1.95	1.49	1.20	Main Shear Zone
ML-19-246	520,417	5,488,812	372.33	315	-45	494.0	392.10	393.85	1.75	1.34	5.27	Secondary Shear Zone
							417.83	422.15	4.32	3.31	1.61	Main Shear Zone
Including (3)							417.83	418.75	0.92	0.70	4.08
ML-19-247	520,744	5,489,618	376.16	330	-65	262.0	No significant results
ML-19-248	520,714	5,489,432	377.29	315	-50	305.0	255.90	262.70	6.80	4.37	3.85	Annie Shear Zone
Including (3)							259.00	260.67	1.67	1.07	6.43
ML-19-249	520,462	5,489,231	374.15	329	-58	349.0	196.50	197.00	0.50	0.25	133	Annie - Secondary Shear Zone
							210.40	210.90	0.50	0.25	4.40	Annie - Secondary Shear Zone
							292.28	298.21	5.93	2.97	0.75	Annie Shear Zone
							302.53	306.44	3.91	1.96	1.78
ML-19-250	520,621	5,489,264	375.78	335	-50	364.0	330.30	335.00	4.70	2.35	0.57	Annie Shear Zone
							342.50	343.85	1.35	0.68	5.51	Annie Shear Zone
							347.50	349.75	2.25	1.13	1.71	Annie Shear Zone

Notes:
1. Drill hole intercepts are calculated using a 0.50 g/t Au assay cut-off.
2. True widths of intersections are approximately 50 to 80% of the core interval.
3. Assays are reported uncut but high grade sub-intervals are highlighted.